UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021.

Commission File Number 001-40416

NOUVEAU MONDE GRAPHITE INC.

(Translation of registrant’s name into English) 331 rue Brassard Saint-Michel-des-Saints, Quebec Canada J0K 3B0
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENT TO BE FILED AS PART OF THIS FORM 6-K

99.1	Press Release dated June 23, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOUVEAU MONDE GRAPHITE INC.

Date: June 23, 2021	/s/ David Torralbo
	Name:	David Torralbo
	Title:	Chief Legal Officer and Corporate Secretary